EnerSys
2366 Bernville Road
Reading, PA 19605
610-208-1864
Fax: 610-208-1671
Mike.Philion@enersys.com
MICHAEL T. PHILION, C.P.A.
Executive Vice President, Finance & CFO

April 3, 2006

VIA FAX/EDGAR DELIVERY

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnerSys

Form 10-K for the year ended March 31, 2005

Filed February 15, 2006

Forms 10-Q for fiscal Quarters Ended July 3, 2005,

October 2, 2005, and January 1, 2006

Forms 8-K filed February 15, 2006, February 8, 2006,

November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

File No. 001-32253

Dear Ms. Tillan:

On behalf of EnerSys, this letter responds to your letter, dated March 9, 2006, regarding the above referenced filings. Each of your comments is set forth below, followed by the related response. Unless otherwise stated, all dollar amounts are stated in thousands.

Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005,

Forms 10-Q for the Quarterly Periods ended July 3, 2005, October 2, 2005, and January 1, 2006,

Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

Comment 1

1.	We note that you refer to certain non-GAAP financial information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response 1

The Company understands the Staff’s comments concerning references to certain non –GAAP financial information as “pro forma” results and will only use “pro forma” in future filings as indicated under Article 11 of Regulation S-X. In cases where a special item is highlighted in future filings and a non-GAAP earnings measure is provided by management to provide our investors with supplemental financial information to improve the understanding of the impact the highlighted matter has on our operating performance, we will refer to non-GAAP earnings measures as “earnings from ongoing operations” (and not “pro forma”) and will also include all required disclosures and reconciliations as specified in Regulation G and Item 10 of Regulation S-K.

Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005,

Forms 10-Q for the Quarterly Periods ended July 3, 2005, October 2, 2005, and January 1, 2006,

Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

Comment 2

2.	Under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including percentages, shares and per share amounts (and amounts discussed for quarterly information). The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. Please revise in future filings.

Response 2

The Company understands the Staff’s comments about the disclosure that must accompany each non-GAAP financial measure. The Company will comply with the requirements of Regulation G and Item 10 of Regulation S-K that you reference in future filings.

Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005,

Forms 10-Q for the Quarterly Periods ended July 3, 2005, October 2, 2005, and January 1, 2006,

Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

Comment 3

3.	While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(c) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response 3

The Company understands the Staff’s comments about removing a recurring item. In future filings where a special item is highlighted, management will provide the necessary disclosures referenced above. As explained more fully below, the Company believes that a full discussion of certain highlighted items is critical to the Company’s ability to present a complete and meaningful analysis of its operating performance.

As is disclosed in our past filings, EnerSys operates a global industrial battery manufacturing business and has disclosed and reported many complex events and/or transactions, including but not limited to acquisitions (and acquisition related items), a recapitalization and an initial

Form 10-K for the year ended March 31, 2005, Definitive Proxy Statement filed June 20, 2005,

Forms 10-Q for the Quarterly Periods ended July 3, 2005, October 2, 2005, and January 1, 2006,

Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

public offering. Since many of these highlighted events have a material impact upon our financial information, financial statements and operating performance as reported in accordance with GAAP, management believes that providing supplemental non-GAAP measures (where appropriate), provides our investors with important complementary financial information to improve their ability to understand the impact of these highlighted items on the ongoing operating performance of the Company. Further, these non-GAAP measures are utilized by management in their ongoing day-to-day evaluation and measurement of the operating performance of the Company. In addition, certain financial covenants used by our lenders in our senior secured credit facility are based on EBITDA, subject to adjustments. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit facility is critical to our ability to meet our business plan, we believe that an understanding of the key terms of our credit agreements is important to an investor’s understanding of our financial condition and liquidity risks.

Management recognizes and understands the need to meet the requirements of Item 10 of Regulation S-K and Item 2.02 of Form 8-K and will provide additional explanations as to why a non-GAAP measure is useful to our investors and will also provide the disclosures referenced above.

Form 10-K for the year ended March 31, 2005

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page A –20

Critical Accounting Policies and Estimates, page A-23

Inventory Obsolescence, page A-25

Comment 4

4.	We noted your reference to an inventory reserve and your discussion regarding changes in the reserve. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances.

Response 4

The Company confirms that when write-downs of inventory are made to lower-of-cost-or-market amounts, a new cost basis is created for the related items and that those items are not marked up subsequently based on changes in underlying facts and circumstances.

Results of Operations, page A-28

Contractual Obligations and Commercial Commitments, page A-40

Comment 5

5.	In future filings please include all of the information specified in Item 303(a)(5) of Regulation S-K with respect to your known contractual obligations as specified in the table and defined in that item and not just your cash obligations. This includes “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP.”

Response 5

The Company believes it has provided the required disclosures for Contractual Obligations and Commercial Commitments as the Staff has referenced. The material obligations as of March 31, 2005 that are included in “Other Long-Term Liabilities” are pension and profit sharing obligations of $25,850, which are presented in Footnotes 8, 11 and 14, and restructuring liabilities of $20,737, which are already included in the table. To enhance clarity in future Form 10-K filings, we will also include with the table of Contractual Obligations and Commercial Commitments the pension and profit sharing plan cash obligations.

Credit Facilities and Leverage, page A-40

Comment 6

6.	We note that you present Adjusted EBITDA per your credit agreements. Please respond to the following comments:

a.	In future filings, please disclose the nature and amount of each significant component of the adjustments included in your reconciliation.

b.	Please present in future filings, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

c.	Please include in future filings a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

d.	In future filings present the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. See Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

e.	Please tell us whether all covenants that are material terms of the credit agreement have been presented. Please see Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response 6

In response to items 6 a, b, and c above, the Company believes it has provided the required disclosures you reference.

The nature and amount of each significant component of the adjustments is contained in the MD&A discussion under the captions Special Charges on pages A-30 and A-36 and the directly compatible financial measure (Net earnings) is presented on page A-41. To enhance clarity in future filings, the Company will also expand our reconciliation and include the descriptions of the adjustments as additional footnotes in the Adjusted EBITDA reconciliation as follows:

	Fiscal Year Ended March 31,
	2004		2005
	(in $ millions)
Net earnings	$4.9		$32.4
Add back:
Depreciation and amortization	37.0		40.2
Interest expense	20.3		23.3
Income tax expense	3.0		17.3

EBITDA	65.2		113.2
Adjustments per credit agreement definitions recorded as operating expenses	22.8	(1)	—
Adjustments per credit agreement definitions recorded as non- operating expenses	31.0	(2)	6.0	(3)

Total adjustments	53.8		6.0

Adjusted EBITDA per senior credit agreement	$119.0		$119.2

1)

The $ 22.8 million of operating expense adjustments in fiscal 2004 include a special bonus of $12.0 million paid in connection with the March 17, 2004 recapitalization transaction. Also included in this adjustment was a $6.8 million charge for uncompleted acquisitions, primarily legal and professional

Credit Facilities and Leverage, page A-40

fees, and the remaining charge primarily represents plant closing costs related to the final settlement of labor matters from a North American plant closed in fiscal 2002.

2)	The $31.0 million of non-operating expense adjustments in fiscal 2004 include a $24.4 million charge related to the ESG acquisition, that is associated with an omnibus settlement with the previous owner, that, among other items, repaid seller notes, terminated a battery supply agreement and canceled common stock warrants. Approximately $20.0 million of this special charge is attributable to the early extinguishment of the seller notes. Also included was a $6.6 million non-cash write-off of deferred finance fees related to the retirement of $219.0 million of senior debt in connection with the March 2004 recapitalization.

3)	The $6.0 million of non-operating expense adjustments in fiscal 2005 were incurred in connection with our IPO, which included a prepayment penalty of $2.4 million and the write-off of deferred financing costs of $3.6 million.

d.	In future filings present the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. See Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In response to item 6 d, the Company has not presented EBITDA as a non-GAAP liquidity measure or alternative to Cash Flow. As the Company explained in the MD&A, EBITDA is presented (and reconciled to net earnings) because management uses it as a key measure of our financial performance. In addition, certain financial covenants used by our lenders in our senior secured credit facility are based on EBITDA, subject to adjustments. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit facility is critical to our ability to meet our business plan, we believe that an understanding of the key terms of our credit agreements is important to an investor’s understanding of our financial condition and liquidity risks.

e.	Please tell us whether all covenants that are material terms of the credit agreement have been presented. Please see Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In response to item 6 e, in the 10-K filing for the fiscal year ended, March 31, 2005, the Company has included two of our three financial covenants; total net debt leverage ratio and senior net debt leverage ratio. The Company did not include its interest coverage ratio (as the Company easily met this covenant and believes it will do so in the future) but will include the interest coverage ratio in future Form 10-K filings as follows:

	Fiscal 2004		Fiscal 2004 as adjusted (see footnotes)		Fiscal 2005
Leverage ratios:
Senior debt/adjusted EBITDA ratio(1)	3.2	X	3.0	X	2.9	X
Maximum ratio permitted	3.9	X	3.9	X	3.9	X
Total debt/adjusted EBITDA ratio(1)	4.2	X	3.1	X	3.0	X
Maximum ratio permitted	5.0	X	5.0	X	5.0	X
Consolidated interest coverage ratio(1)	4.5	X	5.2	X	5.4	X
Minimum consolidated interest coverage ratio required	3.1	X	3.1	X	3.1	X

(1)	These ratios are included to show compliance with the respective ratios set forth in our credit facilities. We show both our actual ratios and the ratios permitted or required under our senior secured credit facility.

Financial Statements, page A-47

Note 1. Summary of Significant Accounting Policies, page A-53

Revenue Recognition, page A-53

Comment 7

7.	Please tell us and expand future filings, as necessary, to explain the extent to which your revenue recognition policy differs among customer categories (such as distributors and resellers) and different parts of the world (such as different title transfer points). Please tell us and disclose in future filings the nature of your “sales returns and other allowances” including, where necessary, policies for allowances, rebates, discounts, returns, post shipment obligations, customer acceptance, warranties, credits, and price protection or similar privileges and how you account for and value these items.

Response 7

The Company believes its current disclosure regarding the nature of sales returns and other allowances to be sufficient. EnerSys’ sales allowances include estimated sales returns, cash discounts, and volume rebates. These allowances are accounted for in accordance with SFAS 48 as it relates to estimated sales returns and allowances and EITF 01-9 for volume rebates. Each of these items represents less than 1% of gross sales and therefore not significant enough to warrant additional disclosure.

To enhance clarity in future Form 10-K filings, the Company will expand its disclosure to include the following:

The Company recognizes revenue when the earnings process is complete. This occurs when we ship in accordance with terms of the underlying agreement, title transfers, collectability is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are either shipping point or destination and accordingly revenue is recognized when title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. The Company’s revenue recognition policy does not differ significantly between customers or regions of the world.

The Company recognizes revenue from the service of its reserve power and motive power products when the respective services are performed. Service revenues amount to less than 10% of our operating revenues.

Accruals are made at the time of sale for sales returns and other allowances based on the Company’s experience.

Financial Statements, page A-47

Note 1. Summary of Significant Accounting Policies, page A-53

Revenue Recognition, page A-53

Comment 8

8.	We also noted that the company provides related aftermarket and customer support services. Please tell us whether or not the revenues related to these services are material in any period presented and, as necessary, expand your revenue recognition policy in future filings to disclose how you record these sales and provide the disclosures required by Item 5-03(b) of Regulation S-X. Tell us your consideration of EITF 00-21.

Response 8

As discussed in Response 7, the Company believes it has provided the required disclosures you reference.

The Company does provide after-market sales and services which are recognized as revenues when the service is provided. As previously mentioned, the total amount of service revenue does not exceed 10% of total sales and, in accordance with Rule 5-03(b) of Regulation S-X, has not been separately reported on the consolidated statement of operations.

Tell us your consideration of EITF 00-21.

The Company’s sales agreements generally do not involve significant multiple revenue generating activities, such as the delivery or performance of substantial multiple products or services, where performance occurs at different points in time. In those limited cases where we have contracts that contain multiple revenue generating activities, the Company records sales revenues in accordance with the requirements of EITF 00-21.

Note 3. Acquisition, page A-59

Comment 9

9.	We see your disclosure in your Form 10-K that your restructuring reserve includes “environmental costs of $6.5 million, the majority of which is expected to be paid over the next 5 fiscal years.” We also noted that your disclosure has changed from your previous disclosure in your Form S-1/A dated July 26, 2004. Your Form S-1/A disclosure states that the remaining reserve includes, “environmental costs of $5,300, the majority of which is expected to be paid through fiscal 2007.” Please respond to the following:

•	Please tell us the nature of the environmental costs you expect to incur.

•	Please tell us the basis upon which you included these costs as a cost to exit an activity noting the criteria in EITF 95-3 that states that actions required by the plan will begin as soon as possible after the plan is finalized, and the period of time likely to complete the plan indicates that significant changes to the plan are not likely. It appears as if you have significantly changed your estimate of environmental costs, changed the estimate of the period of time over which you will incur these expenses, and determined that you will now incur costs through 2010 which are related to amounts you reserved in 2002.

Response 9

The environmental costs the Company expects to incur are related to the Manchester, UK plant which the Company acquired in 2002 in connection with the acquisition of assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys (ESG). Based upon a pre-acquisition environmental due diligence study performed by a third party, the Company believes it is probable that it will incur remediation costs of £ 3.5 million at this facility. The Company determined its treatment is consistent with the estimation of a preacquisition contingency at the end of the allocation period in accordance with SFAS 141, Business Combinations, and EITF 95-3 for costs to exit an activity of an acquired company. The Company continues to execute its plan to significantly reduce manufacturing capacity at this facility, and this plan has not substantially changed from the time of the acquisition.

The Company has provided more information on the nature of the environmental costs in its response to Comment 12. The £ 3.5 million environmental costs estimate has remained substantially unchanged over the past four years. The difference in environmental costs you noted in the S-1/A and Form 10-K were due to changes in the exchange rates used to translate the £ 3.5 million amount at different points in time. Additionally, the Company’s initial estimate of the timing of funding these costs has been modestly extended based on more current information.

Note 12. Derivative Financial Instruments, page A-67

Comment 10

10.	We noted that the company has entered into lead hedge contracts to fix the price of lead. In addition, we noted your statement that “the lead forward purchase contracts are considered perfectly effective against changes in the fair value of the underlying lead purchases, and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedges.” Please tell us more about the lead forward purchase contracts and how you have determined that they are perfectly effective. Tell us how the company’s has determined that the hedge meets the requirements of paragraph 65 of SFAS 133.

Response 10

EnerSys enters into purchase contracts with suppliers for the delivery of lead based on the monthly average of the price of lead according to the London Metal Exchange (LME). In order to reduce the variability of the cash flow for the purchase of lead, EnerSys enters into forward hedge contracts with a 3rd party to lock into a fixed purchase price for a portion of its lead purchases. These contracts are based on the same monthly average LME price as the purchase contracts are based. The effectiveness of these hedges is deemed to be highly correlated. Effectiveness is measured on a quarterly basis by comparing the overall changes in the expected cash flows on the lead hedge future contracts with the changes in the expected all-in cash outflow required for the lead purchases. This analysis is performed on the initial purchases each month that cover the quantities hedged. In future filings we will refer to these hedges as being “highly effective” instead of “perfectly effective.”

Please note that all of the appropriate consideration and documentation is complete upon entering into the hedge agreements and effectiveness is being analyzed and documented on a quarterly basis. The Company believes it is in full compliance with the requirements of SFAS 133 in order for these transactions to be accounted for as hedges.

Note 18. Commitments and Contingencies, page A-76

Comment 11

11.	We note the discussion of the Exide litigation on pages A-16 and A-13, including your expert witness’ estimation of potential damages of $60 million over a seven-year period. We note no discussion of this matter in the notes to your financial statements. Please tell us your consideration of the disclosure requirements of paragraph 10 of SFAS 5. Similarly, we note no update of this matter in your subsequent Forms 10-Q. Please tell us the status of this matter and your consideration of the disclosure required Item 10-01(a)(5) of Regulation S-X.

Response 11

The company has considered the requirements of paragraph 10 of SFAS 5 and, based on the factors discussed below, believes that its disclosure in the fiscal year 2005 Form 10-K Note 18 is sufficient.

The damages that the Company’s expert estimated that the Company would suffer in the event that the license were terminated were business opportunity costs from possible price erosion, profit on lost sales and incremental rebranding expense that might be incurred over a seven-year period. These are not accruable obligations under SFAS 5. In addition, the Company was advised by its counsel on this matter that such counsel believed that it is more likely than not that the Company will prevail on the merits of the referenced litigation and that the plaintiff will not be successful in its attempt to reject the subject licensing agreement. Furthermore, as noted on page A-13, the Company’s expert assumed that the court, if it ruled against the Company, would not delay the effective date of the termination of the license agreement. The Company, based on input from its counsel on this matter, rejects this assumption and estimates that the court would sufficiently delay the effective date of termination such that the damages to the Company would be substantially mitigated. Based on the Company’s estimate of its potential damages and the likelihood of its success in this case, the Company believes that its disclosure is sufficient. Notwithstanding this interpretation, the Company will include current updates on this matter, as it deems necessary, in Part II, Item 1 in future quarterly reports and Part I, Item 3 in future annual reports.

The trial on this matter occurred in March 2004. There has been no ruling by the court and no material settlement discussions since such time. As a result, the Company has referenced and relied on its disclosure in its fiscal year 2005 Form 10-K to satisfy Item 10-01(a)(5) of Regulation S-X. The Company intends to clarify the status of this matter in its future annual and quarterly reports.

Note 18. Commitments and Contingencies, page A-76

Comment 12

12.	With respect to your environmental liabilities, we note that you have “ongoing issues at certain of [your] United States and foreign facilities.” Please tell us and revise future filings to include all of the disclosures required by SAB Topic 5.Y, SFAS 5 and SOP 96-1.

Response 12

We believe we have followed the requirements of SFAS 5 in describing the nature of the accrual and the amount accrued. Based upon current information, we believe that any exposure to loss in excess of the amount accrued is immaterial due to indemnity and insurance matters noted below. We believe that SOP 96-1 encourages, but does not require additional disclosure. In addition, SOP 96-1 specifically excludes from its scope the costs of future site restoration that will be required upon cessation of operations, which is our situation. We have noted that SAB Topic 5.Y recommends similar expanded disclosure as SOP 96-1 and we will include additional information in future 10-K filings, in a condensed version of the following:

Manchester, England

We currently have identified three potentially significant environmental issues at our Manchester, England battery facility: lead slag piles that may pose a health risk are located in the vicinity of a public footpath on the property; the potential restoration of the Manchester, Bolton and Bury Canal by British Waterways may lead to sampling and/or remediation obligations with respect to the canal and surrounding areas located on our property; and there may be multiple and as yet unidentified areas of soil and groundwater contamination at the facility. We believe we have a right to be indemnified by the previous owner for these potential environmental liabilities in excess of amounts accrued and submitted a notice of claim to the previous owner in May 2003 regarding these issues. No government or third-party lawsuits, regulatory actions or orders have been filed with respect to this site to date, and all our actions at this site to date are voluntary. The only action that has been taken at this site is the testing of the footpath area. To date, the previous owner has assumed full responsibility for this testing. We have also established a reserve for this facility, and as of March 31, 2005 it amounted to approximately £3.5 million ($6.5 million). This reserve, which was set up under purchase accounting, is not discounted by any amounts we expect to recover from the previous owner. Based on the information available at this time, we believe these reserves are sufficient to satisfy these environmental liabilities.

Sumter, South Carolina

We currently are responsible for certain cleanup obligations at the former Yuasa lead-acid battery facility in Sumter, South Carolina. The lead acid battery facility was closed in 2001 and is separate from our current metal fabrication facility in Sumter. Remediation issues related to lead contamination in the soil were addressed pursuant to a 1998 Consent Order with the State of South Carolina, and we believe this matter to be closed. We are subject to ongoing storm water inspection requirements under a 2000 Consent Order based on

Note 18. Commitments and Contingencies, page A-76

suspected lead contamination. We also are in ongoing discussions with the State of South Carolina regarding alleged trichloroethylene (TCE) and other volatile organic compound (VOC) contamination in the groundwater that predates our ownership of this facility. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility. We believe we are insured against losses arising out of the alleged VOC contamination pursuant to our environmental insurance policy for U.S. facilities and filed a notice of claim with our insurance carrier in October 2002 regarding this contamination. In July 2004, we received written confirmation from our insurance carrier that we are insured against losses over $500,000 with respect to the investigation of this VOC contamination. We also believe we will be indemnified by the former owner of the facility for environmental liabilities at this facility in excess of amounts accrued and submitted a notice of claim to them in 2002 regarding these issues. We have established a reserve for this facility, and as of March 31, 2005 it amounted to approximately $2.4 million. This reserve is not discounted by any amounts we might recover from third parties. Based on current information, we believe these reserves are adequate to satisfy our environmental liabilities at this facility.

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

Comment 13

13.	We note that you have six plans included in this note for restructuring. Please respond to the following:

a.	Please explain each restructuring plan to us in more detail and tell us how you met the criteria outlined in EITF 95-3. Tell us the nature and amount of the environmental costs. Tell us how you determined the timing and measurement of those costs and cite the accounting literature upon which you relied.

b.	Please revise your disclosure in future filings to include all of the disclosure requirements outlined in EITF 95-3 and SAB Topic 5.P.4 for each plan, including a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit an activity of the acquired business. Also include a description of the major actions that comprise the exit plan and activities of the acquired company that will not be continued.

c.	Tell us and disclose in future filings why you adjusted the accrual for the FIAMM acquisition by $3.1 million.

d.	We note that you include the rollforward of this restructuring plan with a restructuring plan that appears to date back to fiscal year 2002. Please tell us and revise future filings to include a separate rollforward for each significant plan and for each significant component of each plan.

e.	Please confirm that your restructuring reserve does not include write-downs of assets, which should properly be reflected as the adjustment to the cost basis of the impaired asset.

Response 13

We note that you have six plans included in this note for restructuring.

The Company has five restructuring plans that are described herein; only two are acquisition-related. As part of our integration plan for the 2006 acquisition of Gerate- und Akkumulatorwerk Zwickau GmbH (GAZ), based in Zwickau, Germany, we considered but have not established a separate restructuring reserve. We will present a roll forward by significant activity as shown below, to supplement the narrative previously provided.

a.	Please explain each restructuring plan to us in more detail and tell us how you met the criteria outline in EITF 95-3.

Two of the plans were initiated in connection with the acquisitions of ESG and the motive power battery business of FIAMM, S.p.A. (FIAMM), respectively. They have been aggregated in the Form 10-Q for the quarterly period ended January 1, 2006 as the FIAMM activity is not considered significant. These two plans have been prepared to meet the criteria outlined in EITF 95-3 and the required EITF 95-3 disclosures are included below. These

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

plans were finalized shortly after the respective acquisitions and identified all significant actions required for the activities that will not be continued. The oldest of these plans, related to the acquisition of ESG in March 2002, has two significant costs remaining; the final payment due in March 2007 for the cancellation of the steam contract described below and $6.5 million related to environmental costs in Manchester. The FIAMM acquisition and associated restructuring reserve is new for the 2006 fiscal year.

Tell us the nature and amount of the environmental costs. Tell us how you determined the timing and measurement of those costs and cite the accounting literature upon which you relied.

The Company has described in detail the nature of the environmental costs at its Manchester, UK location in its responses to Comment 9 and Comment 12. The Company also has described in detail the nature of the environmental costs at its Sumter, S.C. location in its response to Comment 12. The environmental reserves related to Sumter are included in the “aggregated” plans described below. We relied upon SFAS 5 for the timing and measurement of these costs.

b.	Please revise your disclosure in future filings to include all of the disclosure requirements outlined in EITF 95-3 and SAB Topic 5.P.4 for each plan, including a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit an activity of the acquired business. Also include a description of the major actions that comprise the exit plan and activities of the acquired company that will not be continued.

d.	We note that you include the rollforward of this restructuring plan with a restructuring plan that appears to date back to fiscal year 2002. Please tell us and revise future filings to include a separate rollforward for each significant plan and for each significant component of each plan.

The costs resulting from these acquisition-related plans to exit selected activities were recognized as a liability after the plans were reviewed and found to meet the criteria of EITF 95-3 and SAB Topic 5.P.4 was considered:

•	These costs have no future economic benefit to the Company, which are incremental in nature, and

•	They were incurred by the Company under pre-existing contractual obligations.

With regard to the ESG plan, during fiscal year 2003, within one year from the consummation date of the acquisition, management completed the assessment to exit certain activities of ESG and:

•	approved and committed the Company to the plan,

•	communicated the termination (relocation) arrangement to the employees,

•	specifically identified employees of ESG to be terminated (relocated), their job classifications or functions, and their locations,

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

•	commenced actions required by the plan of termination (relocation) as soon as possible after the plan was finalized, and

•	no costs related to activities or employees of the acquiring company were included in this acquisition restructuring reserve.

In future filings, the Company will expand its disclosure similar to the following:

A rollforward of the acquisition related restructuring reserve is as follows:

Acquisition Related Restructuring	Employee Severance	Contractual Obligations	Environmental	Plant Closures & Other	Total
	(in $ thousands)
Balance at March 31, 2003	$18,579	$9,603	$5,852	$5,345	$39,379
Costs incurred	(4,054)	(1,294)	—	—	(5,348)
Foreign currency impact and other	2,341	1,053	742	177	4,313

Balance at March 31, 2004	16,866	9,362	6,594	5,522	38,344
Costs incurred	(10,274)	(3,737)	(98)	(3,633)	(17,742)
Adjustment to accrual	(2,484)	(2,751)	—	(514)	(5,749)
Foreign currency impact and other	255	820	14	29	1,118

Balance at March 31, 2005	4,363	3,694	6,510	1,404	15,971
Accrual	5,571	1,009	—	2,420	9,000
Adjustment to accrual	(2,910)	(535)	—	313	(3,132)
Costs incurred	(4,290)	(82)	(34)	(2,258)	(6,664)
Foreign currency impact and other	(264)	(374)	(564)	(185)	(1,387)

Balance at January 1, 2006	$2,470	$3,712	$5,912	$1,694	$13,788

1. ESG acquisition

On March 22, 2002, EnerSys acquired the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys (ESG). ESG is a manufacturer and supplier of lead-acid industrial batteries with facilities located primarily in Europe, North America, and Asia. This acquisition enhanced our product offering with complementary product lines and increased our ability to service global clients and gain global market share.

As of the acquisition date, the Company began to formulate an exit and restructuring plan for certain ESG facilities in North America and Europe, which was finalized during the fiscal year ended March 31, 2003. These facilities, located in the United Kingdom, Germany and the United States, were restructured due mainly to excess capacity brought about by the ESG acquisition and relatively high production costs at these locations compared to other EnerSys facilities. The facilities in the United Kingdom and Germany remain open, however, as either a distribution center or as a facility with a significantly reduced manufacturing capacity. The facility in the United States has been closed. The exit and restructuring plan affected direct, indirect and certain administrative personnel. As of March 22, 2002, the Company recorded a liability of $18,173, of which $7,873 related to involuntary termination of employees and

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

$10,300 related to the cancellation of certain contractual obligations that required the Company to purchase steam at the Germany location.

As a result of the finalization of these plans, the Company recorded an additional liability of $26,660 in fiscal 2003 for involuntary termination of employees, environmental costs, warranty costs, and plant closure costs and a reduction of $5,749 in fiscal 2005 primarily in severance and contractual obligations. These two amounts were recorded as adjustments to the goodwill initially recorded for the ESG acquisition. The resolution of the environmental costs at the Manchester, England facility is the only significant item that remains unresolved. The Company continues taking actions consistent with its original plan to resolve these issues.

During fiscal 2003 and fiscal 2004, the Company utilized $17,322 of these reserves primarily for the termination of employees. During fiscal 2005, the Company utilized $17,742 of these reserves. The balance of this reserve at January 1, 2006 is $11,529. Since the creation of this reserve the total utilized as of January 1, 2006 is $38,233.

2. FIAMM acquisition

On June 1, 2005, the Company acquired the motive power battery business of FIAMM, S.p.A. (FIAMM). This acquisition, which complements our existing European motive power business, has been accounted for as a purchase and has resulted in the recognition of $10,336 of goodwill in the Company’s financial statements.

c.	Tell us and disclose in future filings why you adjusted the accrual for the FIAMM acquisition by $3.1 million.

In the first quarter of fiscal year 2006, management began to assess and formulate a plan for the restructuring activities related to the FIAMM acquisition and established an estimated reserve of $9,000. In the second quarter of fiscal year 2006, management completed the assessment of the FIAMM restructuring plan and reduced the reserve by $3,132. At that time, management lowered its estimate of severance costs because of voluntary terminations and 54 employees who accepted employment at another Company manufacturing facility. The Company was also able to reduce a liability for the repayment of certain governmental training grants. The estimated total revised costs of $5,868 include $2,661 related to the termination of 127 manufacturing, selling and distribution employees, and the balance of $3,207 for plant and warehouse closure costs, including lease terminations.

During the second and third quarters of fiscal year 2006, the Company incurred costs of $3,495, of which $1,168 was for the termination of 115 employees and the balance primarily for other closure costs in our Italian and U.K. facilities. The balance of this reserve at January 1, 2006, is $2,259, which we anticipate spending primarily during the fourth quarter of fiscal year 2006.

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

Additional disclosures are not required as the discontinued activities of FIAMM are not significant to the Company’s revenues or operating results and the costs recognized under the plan are not material to the Company.

3. Aggregate of remaining plans.

The remaining three plans were initiated in connection with cost-reduction initiatives. The Company based its accounting and disclosures primarily on the requirements of SFAS 146 which resulted in direct charges to the determination of net earnings in the periods in which the plans were initiated, liabilities were incurred and provisions were determined. These three individual plans are not significant and have been aggregated.

A rollforward of these acquisition related restructuring reserves is as follows:

Restructuring and Other	Employee Severance	Contractual Obligations	Environmental	Plant Closures & Other	Total
	(in $ thousands)
Balance at March 31, 2003	$210	$1,500	$2,000	$8,012	$11,722
Provision	(210)	6,596	—	(3,730)	2,656
Costs incurred	—	(270)	(184)	(1,861)	(2,315)

Balance at March 31, 2004	—	7,826	1,816	2,421	12,063
Provision	—	—	715	1,354	2,069
Costs incurred	—	(7,826)	(110)	(1,430)	(9,366)

Balance at March 31, 2005	—	—	2,421	2,345	4,766
Provision	3,325	1,371	—	663	5,359
Costs incurred	(330)	(290)	(43)	(1,369)	(2,032)
Foreign currency impact and other	(62)	(26)	—	—	(88)

Balance at January 1, 2006	$2,933	$1,055	$2,378	$1,639	$8,005

A description of the plans and the required disclosures for the three plans are included below.

During the second quarter of fiscal year 2006, a restructuring charge of $5,979 (the majority of which relates to the Motive Power segment) was incurred to cover estimated costs in Europe of staff reductions, exiting of a product line, and closing several ancillary locations. The charge comprised $4,569 as a restructuring accrual and $1,410 for a non-cash write-off, primarily of machinery and equipment. As of January 1, 2006, this reserve balance is $3,861, which we anticipate spending primarily during the remainder of fiscal year 2006.

During the third quarter of fiscal year 2006, a charge of $1,063 was incurred, to cover estimated restructuring programs to which the company committed, to transfer certain existing European assembly operations to the newly acquired GAZ facility in Zwickau, Germany. It is anticipated that these remaining obligations of $1,063 will be spent primarily in fiscal year 2006. During the third quarter of fiscal year 2006, an additional charge of $238

Form 10-Q for the Quarterly Period Ended January 1, 2006

Financial Statements, page 3

Note 9. Restructuring Activity, page 11

was provided to cover additional costs, including $111 of non-cash charges, related to the restructuring plan initiated in the second quarter of fiscal year 2006.

During the fiscal year ended March 31, 2002, the Company decided to close and downsize certain existing manufacturing locations in North and South America, reduce product offerings, reduce sales and distribution facilities, and implement other consolidation initiatives. Costs incurred for this activity were $1,412 for the nine months of fiscal year 2006. These costs related to ongoing expenses from previously closed manufacturing locations. As of January 1, 2006, the reserve balance is $2,954, a small portion of which we expect to spend in the next year and the balance (primarily related to environmental costs) at an indeterminate time in the future.

e.	Please confirm that your restructuring reserve does not include write-downs of assets, which should properly be reflected as the adjustment to the cost basis of the impaired asset.

The Company confirms that its restructuring reserve does not include write-downs of assets, which have properly been reflected as an adjustment to the cost basis of the impaired asset when they occurred.

In connection with our responses to your comments, the Company acknowledges that:

i.	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

ii.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe the foregoing are responsive to your comments. If you should have questions or further comments with respect to these responses, please direct them to the undersigned at (610) 208-1864. Facsimile transmissions may be sent to (610) 208-1671.

Very truly yours,

/s/ Michael T. Philion
Michael T. Philion